FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

January 10, 2007

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated January 10, 2007 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) announces completion of a positive Pre-feasibility Study for a platinum mine in the Project 1 area of the Western Bushveld Joint Venture (“WBJV”)  in South Africa. The partners of the WBJV have given the approval to advance towards a bankable feasibility study for an underground mine.

ITEM 5.

Full Description of Material Change

See News Release dated January 10, 2007.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)       N/A

ITEM 7.

OMITTED INFORMATION     N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 16th day of January, 2007.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, Director & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5